File No. 70-10155

As filed with the Securities and Exchange Commission on December 11, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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AMENDMENT NO. 1
TO
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

Dominion Energy, Inc.
120 Tredegar Street
Richmond, VA 23219

(Name of company or companies signing this statement and
address of principal executive offices)

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Dominion Resources, Inc.

(Name of top registered holding company
parent of each applicant or declarant)

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James F. Stutts Vice President and General Counsel Dominion Resources, Inc. 120 Tredegar Street Richmond, VA 23219

(Name and address of agent for service)

The Commission is also requested to send copies of any
Communication in connection with this matter to:

Sharon L. Burr, Esq. Senior Counsel Dominion Resources Inc. 120 Tredegar Street Richmond, VA 23219	John D. McLanahan Troutman Sanders LLP 600 Peachtree Street, NE Suite 5200 Atlanta, GA 30308-2216

AMENDMENT NO. 1
TO
APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
FOR APPROVAL OF THE FORMATION AND
CAPITALIZATION OF DOMINION WHOLESALE, INC.

            The Application-Declaration filed in this proceeding on August 7, 2003 is hereby amended and restated in its entirety as follows:

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION

A. Introduction

Dominion Resources, Inc. ("DRI"), a Virginia corporation and a registered public holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act") seeks approval pursuant to Sections 6, 7, 9, 10, 12 and 13 of the Act and any other applicable provision of the Act or Commission rule to engage in the transactions set forth herein.

DRI's principal utility subsidiaries are: (1) Virginia Electric and Power Company ("Virginia Power"), a regulated public utility engaged in the generation, transmission and distribution of electric energy in Virginia and northeastern North Carolina, (2) The Peoples Natural Gas Company ("Peoples"), a regulated public utility engaged in the distribution of natural gas in Pennsylvania, (3) The East Ohio Gas Company ("East Ohio"), a regulated public utility engaged in the distribution of natural gas in Ohio, and (4) Hope Gas, Inc. ("Hope"), a regulated public utility engaged in the distribution of natural gas in West Virginia. Virginia Power is a direct subsidiary of DRI. Peoples, East Ohio and Hope are each direct subsidiaries of Consolidated Natural Gas Company ("CNG") which is a direct subsidiary of DRI and which is also a registered holding company under the Act.

DRI's non-utility activities are conducted through: (1) Dominion Energy, Inc. ("DEI") which, through its direct and indirect subsidiaries (together with DEI, the "DEI Companies"), is active in the competitive electric power generation business and in the development, exploration and operation of natural gas and oil reserves, (2) direct and indirect subsidiaries of Virginia Power, which are engaged in acquiring raw materials for the fabrication of nuclear fuel for use at power stations which are owned and operated by Virginia Power, fuel procurement for Virginia Power, energy marketing and nuclear consulting services (3) direct and indirect subsidiaries of CNG which are engaged in all phases of the natural gas business other than retail distribution including transmission, storage and exploration and production and (4) DRI's interest in Dominion Fiber Ventures LLC which owns Dominion Telecom, Inc., the owner of a fiber optic network providing related telecommunications and advanced data services. DRI and all of its subsidiaries are herein referred to as the "DRI System".

As of the date of this Application-Declaration, DRI has another non-utility subsidiary, Dominion Capital, Inc. ("DCI" and, together with its subsidiaries, the "DCI Companies") which is a diversified financial services company with several operating subsidiaries in the commercial lending, merchant banking and residential lending businesses.

B. Background

Currently, DRI and DEI have multiple subsidiaries, utility and non-utility, that are engaged in the generation of electricity. DRI and DEI wish to form a new subsidiary, Dominion Wholesale, Inc. ("DWI"), to assist in the procurement, storage and maintenance of materials, machinery, equipment, services and supplies used by their associate non-utility electric generation and gas related subsidiaries (the "Equipment). The organization of DWI will allow Dominion to cost effectively manage its corporate procurement functions with respect to the Equipment, within a single legal entity, creating a more efficient system.

DWI will provide the following services ("Inventory Services"): (a) procurement, storage, maintenance and sales of Equipment to associate non-utility companies and (b) incidental sales of Equipment to non-associate third parties.

Initially, DWI will store, maintain and hold for sale four (4) combustion turbines, two (2) steam turbine generators and related auxiliary equipment currently being manufactured and formerly designated for a cancelled project. DEI has made progress payments on such turbines and auxiliary equipment and will assign its rights to the manufacturing contracts related to such equipment and delegate its remaining payment obligations for such equipment to DWI. In consideration, DWI will give to DEI a note in the amount of required payments (past and present) for such equipment. In the future, DWI will provide Inventory Services with respect to sale inventory and spare parts to, among other things, eliminate redundant inventory for projects and centralize purchases. In addition, DWI may maintain a centralized warehouse for certain of the inventory and spare parts at a currently undetermined location. It is anticipated that the initial purchase of such spare parts and inventory will be funded by a loan from DEI, to be repaid from proceeds collected by DWI in connection with the future sale of such assets.

DWI will use its SAP tracking system to manage and track its inventory. The SAP tracking system tracks the number of units for each item received, issued and returned to inventory at each warehouse. The SAP tracking system further tracks the cost of inventory using the moving average cost methodology. Moving average cost is an amount based on the average of all of the costs of the same part determined at the time that the part was added to inventory.

With regard to purchases and sales of Equipment between DWI and associate non-utility companies, the price of such transfer will be based upon the following (1) with respect to major equipment, such as turbines, the direct identification cost of such equipment plus a carrying cost for overhead; and (2) with respect to other spare parts and equipment, the moving average cost pricing methodology formulated through DWI's SAP tracking system. Sales of Equipment by DWI to non-associates shall be at arms-length.

Transfers of Equipment by DWI to DRI's regulated electric and gas utility subsidiaries may require additional state approvals and, accordingly, authorization for DWI to provide Inventory Services to its utility subsidiaries is not contemplated herein. However, Applicants hereby request the Commission to reserve jurisdiction regarding the inclusion of DRI's electric and gas utility companies as associate companies receiving Inventory Services from DWI.

DEI will be the sole stockholder of DWI, acquiring all of its outstanding capital stock or other ownership interests directly. Initially, DEI would make a capital contribution to DWI of $1,000. Thereafter it is contemplated that the working capital needs of DWI would be funded through a combination of equity investments, capital advances or loans from DRI and/or DEI.

DRI and DEI believe that the creation and maintenance of a company to provide Inventory Services will provide cost savings, economies of scale and other efficiencies, in that it will, among other things, enable DRI and DEI to centralize purchases of Equipment, to eliminate redundant inventory for projects, to pool substantial expertise and experience among DRI System employees and create greater operating efficiencies. Furthermore creation of DWI will allow DRI the flexibility to work with other parties, associate or non-associate, for future development of generation facilities.

C. Requested Authority

DRI and DEI hereby request authorization to form and capitalize DWI to perform the Inventory Services for associate non-utility companies, and incidentally to sell Equipment to non-associate companies on the terms set forth herein.

The approval by the Commission of this Application will give DRI and DEI the flexibility to respond quickly and efficiently to the equipment needs of their associates and to changes in market conditions, allowing them to efficiently and effectively carry on business activities designed to provide benefits to customers and shareholders.

D. Filing of Certificates of Notification

It is proposed that, with respect to DRI, the reporting systems of the Securities Exchange Act of 1934, as amended (the "1934 Act") and the Securities Act of 1933, as amended (the 1933 Act) be integrated with the reporting system under the Act consistent with the authority granted in the Prior Orders. This will continue to eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and DRI. The portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorizations granted in this proceeding will be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates will be subject to the terms and conditions prescribed by and will also contain all other information required by Rule 24, including (1) DWI's balance sheet and income statement and (2) a report listing (i) the names of associates and third parties to which DWI is providing Inventory Services and (ii) the transactions, and nature of the transactions (including a general description of the Equipment purchased or sold), for Inventory Services which exceed $25,000 in value. The certificates shall also include the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application. Such certificates of notification will be filed within 60 days after the end of the last calendar quarter in which transactions occur, except 90 days after the end of the end of year calendar quarter.

ITEM 2. FEES, COMMISSIONS AND EXPENSES.

The fees, commissions and expenses paid or incurred or to be incurred in connection with this Application are estimated at $10,000.00.

ITEM 3. APPLICABLE STATUTORY PROVISIONS.

A. Applicable Provisions

Sections 6, 7, 9, 10, 12 and 13 of the Act and Rules 53 and 54 thereunder are considered applicable to the proposed transactions.

To the extent that the proposed transactions are considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.

B. Rule 53 and 54 Analysis.

DRI currently meets all of the conditions of Rule 53(a), except for clause (1). At September 30, 2003, DRI's "aggregate investment", as defined in Rule 53(a)(1), in EWG's and FUCO's, was approximately $3,843.0 million (of which approximately $3,834.7 million was in EWGs). With respect to Rule 53 (a) (1), however, the Commission has determined that DRI's financing of its investment in EWGs and FUCOs in an amount not to exceed 100% of its "average consolidated retained earnings" plus $4.5 billion would not have either of the adverse effects set forth in Rule 53 (c).1 At September 30, 2003, DRI's "average consolidated retained earnings" were $1,692.4 million and, therefore, DRI's investment in EWG's and FUCO's continues to be within the authorized limit.

In addition, DRI and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53 (a) and (b), as demonstrated by the following determinations:

(i) The DRI System maintains books and records, and prepares financial statements, in accordance with Rule 53 (a) (2). Furthermore, DRI has undertaken to provide the Commission access to such books and records and financial statements as it may request;

(ii) No more than 2% of the employees of DRI's domestic public utility companies render services at any one time, to its EWGs or FUCOs;

(iii) DRI has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of DRI's public utility subsidiaries;

(iv) Neither DRI nor any subsidiary has been the subject of a bankruptcy or similar proceeding (unless a plan of reorganization has been confirmed in such proceeding);

(v) DRI's "average consolidated retained earnings" for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

(vi) In the previous fiscal year, DRI did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3% of DRI's consolidated retained earnings.

The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of DRI's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the DRI System, or an adverse impact on DRI's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53 (c) Order was predicated, in part, upon an assessment of DRI's overall financial condition which took into account, among other factors, DRI's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order. In the aggregate DRI's EWG and FUCO investments have been profitable for the period March 31, 2000 through September 30, 2003. DRI's EWG and FUCO investments also were profitable, in the aggregate, for the period from December 31, 2001 through September 30, 2003. As of September 30, 2001, the most recent period for which financial statement information was evaluated in the Rule 53 (c) Order, DRI's consolidated capitalization consisted of 33.4% common equity, 6.4% preferred stock and 60.2% debt (including long and short-term debt and
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1 See Dominion Resources, Inc. Holding Company Act Release No. 35-27485, dated December 28, 2001 (the "Rule 53 (c) Order"). DRI continues to assert that its investment in EWGs and FUCOs will not adversely affect the DRI System.

preferred stock). As of September 30, 2003, the consolidated capitalization ratios of DRI, with consolidated debt including all short-term debt and non-recourse debt of its EWGs and FUCOs, were as follows:

As of September 30, 2003
%
Common shareholders' equity	39
Preferred stock	1
Long-term and short-term debt	60

DRI's consolidated retained earnings increased from $1,199 million as of March 31, 2000 to $1,437 million as of September 30, 2003 and grew from $922 million as of December 31, 2001 to $1,437 million as of September 30, 2003. DRI's EWGs and FUCOs have made a positive contribution to earnings by contributing approximately $2,400.8 million in revenues from March 31, 2000 through September 30, 2003, and net income of $575.6 million for the same period. DRI's EWG and FUCO contributions to revenues and net earnings from December 31, 2001 to September 30, 2003 were $1,494.2 million and $291.8 million, respectively. Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to DRI's investments in EWGs and FUCOs has not had an adverse impact on DRI's financial integrity.

ITEM 4. REGULATORY APPROVAL.

No other regulatory commission has jurisdiction over the transactions for which authority is sought herewith.

ITEM 5. PROCEDURE.

The Commission is respectfully requested to publish the requisite notice under Rule 23 with respect to this Application as soon as possible, such notice to specify a date by which comments must be entered and such date being the date when an order of the Commission granting and permitting this Application to become effective may be entered by the Commission. The Applicants request that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.

A.	Exhibits

A-1

Articles of Incorporation of DRI in effect August 9, 1999, as amended effective March 12, 2001 (Filed with the Commission as Exhibit 3.1, to DRI's Form 10-K for the fiscal year ended December 31, 2002, File No. 1-8489 (incorporated by reference).

	A-2	Bylaws of DRI as in effect on October 1, 2000 (Exhibit 3, DRI's Form 10-Q for the quarter ended September 30, 2000, File No. 1-8489, incorporated by reference).
	A-3	Constituent Documents of Dominion Wholesale (to be filed by amendment).
	B-1	Agreements (to be provided by Certificate of Notification as applicable).
	C-1	Not Applicable.
	D-1	Not Applicable.
	F-1	Opinion of Counsel for DRI (to be filed by amendment).
	G-1	Not Applicable.
	H-1	Annual Report of DRI on Form 10-K for the year ended December 31, 2002 (Filed with the Commission on March 20, 2003 in File No. 1-8489 and incorporated by reference herein).
	I-1	Form of Notice (to be filed by amendment).

B.	Financial Statements

	FS-1	Consolidated Balance Sheet of DRI as of December 31, 2002 (Incorporated by reference to the filing of DRI on Form 10-K for the year ended December 31, 2002).
	FS-2	Consolidated Statement of Operations of DRI as of December 31, 2002 (Incorporated by reference to the filing of DRI on Form 10-K for the year ended December 31, 2002).

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

Pursuant to the Public Utility Holding Company Act of 1935, the undersigned Company has caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

Dominion Resources, Inc.
By: /s/ James F.Stutts Name:James F. Stutts Title: Vice President and General Counsel Date: December 11, 2003

Dominion Energy, Inc.
By: /s/ James F. Stutts Name: James F. Stutts Its Attorney Date: December 11, 2003